BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (BOVESPA: BRFS3; NYSE: BRFS),  further to the Announcement to the Market disclosed on October 5, 2015, by which the Company informed the acquisition of a part of the frozen foods distribution business from Qatar National Import and Export Co. (“Transaction”), hereby announces that the conditions precedent set forth in the Transaction documents were duly satisfied and, therefore, the Transaction has been concluded on the date hereof by Federal Foods Qatar LLC, a controlled entity of the Company.

The Company emphasizes that the Transaction is in line with its strategic plan of globalization by means of reaching local markets, strengthening BRF‘s brands and distributing and expanding its product portfolio around the globe.

São Paulo, January 6, 2016

Augusto Ribeiro Junior

Chief Financial and Investor Relations Officer